Exhibit 99.1

SU Group Holdings Limited Announces Proposed Acquisition of KM Safety Solution Company Limited

HONG KONG, September 15, 2026 – SU Group Holdings Limited (Nasdaq: SUGP) (the “Company” or “SU Group”) today announced that SU Group Investment Limited, a wholly owned subsidiary of the Company (the “Purchaser”), has entered into a sale and purchase agreement with Lead New Limited (the “Seller”) to acquire 100% of the equity interests in KM Safety Solution Company Limited (“KM”) (the “Proposed Acquisition”).

The aggregate consideration for the Proposed Acquisition is HK$5,616,000 (approximately US$721,000, based on an exchange rate of HK$7.78 to US$1.00), payable in cash at completion. Completion is subject to conditions, including the Purchaser’s satisfaction with its due diligence review of KM and the receipt of required consents and approvals. If those conditions are not satisfied or waived on or before October 31, 2026, the agreement will terminate in accordance with its terms. There can be no assurance that the Proposed Acquisition will be completed.

KM provides safety solutions and related consultancy services. KM also holds rights to market, sell and distribute intelligent emergency lighting control products in Hong Kong under a distribution agreement with a third party, which runs for a period of 24 months commencing July 22, 2026.

The Proposed Acquisition is intended to expand SU Group’s technology-enabled safety and security offerings. The Company believes KM’s business and distribution rights may complement SU Group’s existing security-related engineering capabilities and support the delivery of more integrated solutions to customers.

About SU Group Holdings Limited

SU Group (Nasdaq: SUGP) is an integrated security-related services company that primarily provides security-related engineering services, security guarding and screening services, and related vocational training services in Hong Kong. Through its subsidiaries, SU Group has been providing turnkey services to the existing infrastructure or planned development of its customers through the design, supply, installation, and maintenance of security systems for over two decades. The security systems that SU Group provides services include threat detection systems, traffic and pedestrian control systems, and extra-low voltage systems in private and public sectors, including commercial properties, public facilities, and residential properties in Hong Kong. For more information visit www.sugroup.com.hk.

Forward-Looking Statements

The Company makes forward-looking statements in this press release within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks and uncertainties, including the completion of the Proposed Acquisition, and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. These statements may be preceded by, followed by or include the words "may," "might," "will," "will likely result," "should," "estimate," "plan," "project," "forecast," "intend," "expect," "anticipate," "believe," "seek," "continue," "target" or similar expressions. These forward-looking statements are based on information available to the Company as of the date of this press release and involve substantial risks and uncertainties. Actual results may vary materially from those expressed or implied by the forward-looking statements herein due to a variety of factors, and other risks and uncertainties set forth in our reports filed with the U.S. Securities and Exchange Commission. The Company does not undertake any obligation to update forward-looking statements as a result of new information, future events or developments or otherwise.

Contact:
Global IR Partners
David Pasquale
Phone: +1 914-337-8801
Email: SUGP@globalirpartners.com